UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41848

Trident Digital Tech Holdings Ltd

(Exact name of registrant as specified in its charter)

Suntec Tower 3,

8 Temasek Boulevard Road, #24-03

Singapore, 038988

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Trident Regains Compliance with Nasdaq Minimum Market Value of Listed Securities Requirement

On July 30, 2025, Trident Digital Tech Holdings Ltd (“Trident” or the “Company”), received a letter from the Listing Qualifications Department of Nasdaq Stock Market LLC (the “Nasdaq”) notifying the Company that the Company’s market value of listed securities has been $35,000,000 or greater for the last 11 consecutive business days, from July 15, 2025 to July 29, 2025. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(b)(2) and this matter is now closed.

On May 13, 2025, the Company was notified by Nasdaq of its failure to maintain a minimum market value of listed securities of US$35,000,000 for the 31 consecutive business day period from March 28, 2025 through May 12, 2025, under Nasdaq Listing Rule 5550(b)(2), and was given a period of 180 calendar days, or until November 10, 2025, to regain compliance.

Trident Regains Compliance with Nasdaq Minimum Bid Price Requirement

On July 31, 2025, Trident received a letter from the Nasdaq notifying the Company that the closing bid price of the Company’s American Depositary Shares has been at $1.00 per share or greater for the last 10 consecutive business days, from July 17, 2025 to July 30, 2025. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and this matter is now closed.

On May 13, 2025, the Company was notified by Nasdaq of its failure to maintain a minimum bid price of $1.00 per share for the 32 consecutive business day period from March 27, 2025 through May 12, 2025, under Nasdaq Listing Rule 5550(a)(2), and was given a period of 180 calendar days, or until November 10, 2025, to regain compliance.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trident Digital Tech Holdings Ltd

	By:	/s/ Soon Huat Lim
		Name:	Soon Huat Lim
		Title:	Chairman and Chief Executive Officer

Date: August 1, 2025

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